

July 23, 2012

Via E-Mail
Mr. Gary L. Tice
Chairman and Chief Executive Officer
TGR Financial, Inc.
3560 Kraft Road
Naples, FL 34105

>   **Re: TGR Financial, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed June 28, 2012**
>   **File No. 333-182414**

Dear Mr. Tice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover

1.   Please revise your filing to limit the outside cover page to one page. Refer to Item 501(b) of Regulation S-K.

Pro Forma Information, page 32

2.   Please include a footnote detailing the major categories comprising the expenses incurred in organizing the holding company and their respective amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.   Revise to include an "Overview" of management's perspective on the bank to provide an executive level overview that provides context for the remainder of the management's

discussion and analysis. Identify the factors that the bank's executives focus on in evaluating financial condition and operating performance and consider addressing the material operations, risks and challenges facing the bank and how management is dealing with these issues. Consider enhancing your disclosure to address any material trends. Refer to Release No. 33-8350.

Deposits, page 68

4.   We note the discussions in Note 18 on page F-41 and in Note 9 on page F-73 regarding the relatively significant balance of deposits held by three (and later four) customers which individually exceed 5% of total deposits for the latest two periods. Given that the total balance of these deposits increased to $83.5 million at March 31, 2012, from $59 million at December 31, 2011, please include a discussion in this section (and on page 76) of management's reliance on these deposits, whether or not they are considered core or brokered deposits and any significant impact on your total interest expense on deposits, net interest margin and liquidity. You may also choose to revise other ancillary sections of the document such as the liquidity section on page 76 to have an integrated discussion.

We note the reference here and elsewhere in Management's Discussion and Analysis regarding the State of Florida's Competitive Bid CD Program. Please more fully describe this program, including management's perceived benefits from participating in this program, how interest rates are determined and whether or not management considers these deposits akin to brokered deposits, etc.

Other

5.   Please provide an updated consent from your independent accountants and update the financial statement as required by Article 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney